United States securities and exchange commission logo





                            August 17, 2023

       Richard G. Stewart, Jr.
       President and Chairman
       WeSave, Inc.
       24254 Main Street
       Newhall, CA 91321

                                                        Re: WeSave, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed July 31, 2023
                                                            File No. 024-12085

       Dear Richard G. Stewart, Jr.:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Plan of Distribution, page 17

   1. We note your disclosure regarding the Preferred Dividend and Preferred Dividend
                                                        Allocation. Please
expand your disclosure to clarify here whether distributable revenues would accrue during
this period such that any amounts distributed to investors would include any amounts
accrued during such period, including the interest earned from the account.
 Richard G. Stewart, Jr.
FirstName LastNameRichard G. Stewart, Jr.
WeSave, Inc.
Comapany
August 17, NameWeSave,
           2023         Inc.
August
Page 2 17, 2023 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      J. Martin Tate